Filed Pursuant to Rule 433
Registration No. 333-192761
December 11, 2013

Rockwell Collins, Inc.
Pricing Term Sheet
December 11, 2013

Issuer:	Rockwell Collins, Inc. (the “Company”)

Expected Ratings*:	Moody’s: A3 (stable) / S&P: A (watch negative) / Fitch: A (negative)

Trade Date:	December 11, 2013

Settlement Date:	December 16, 2013 (T+3)

Title:	Floating Rate Notes due 2016	3.700% Notes due 2023	4.800% Notes due 2043

Principal Amount:	$300,000,000	$400,000,000	$400,000,000

Maturity Date:	December 15, 2016	December 15, 2023	December 15, 2043

Interest Payment	Quarterly on each March 15,	Semi-annually on each	Semi-annually on each
Dates:	June 15, September 15 and	June 15 and	June 15 and
	December 15, commencing	December 15,	December 15,
	March 15, 2014	commencing June 15,	commencing June 15,
		2014	2014

Spread to LIBOR:	0.350%	–	–

Index Maturity:	3-month LIBOR	–	–

Interest Reset Dates:	March 15, June 15, September
15 and December 15,
	commencing March 15, 2014	–	–

Initial Interest Rate:	3-month LIBOR plus 0.350%,	–	–
determined on the second
London banking day prior to
December 16, 2013

Coupon:	–	3.700% per annum	4.800% per annum

Public Offering
Price:	100.000%	99.710%	99.590%

Benchmark Treasury:	–	2.750% due November 15, 2023	3.625% due August 15, 2043

Benchmark Treasury
Price / Yield:	–	99-08+ / 2.835%	95-19 / 3.876%

Spread to Benchmark
Treasury:	–	T + 90 basis points	T + 95 basis points

Yield to Maturity:	–	3.735%	4.826%

CUSIP/ISIN:	774341 AD3 / US774341AD37	774341 AE1 / US774341AE10	774341 AF8 / US774341AF84

Optional Redemption Provisions:

Make-whole Redemption:	At any time prior to September 15, 2023, in the case of the 2023 Notes and June 15, 2043, in the case of the 2043 Notes, in whole or in part, at the greater of 100% of the principal amount of notes being redeemed and a make-whole redemption price determined by using a discount rate of the applicable Treasury Rate plus 15 basis points, in the case of the 2023 notes, and 15 basis points, in the case of the 2043 Notes, plus, in each case, accrued and unpaid interest to the redemption date. The 2016 Notes are not subject to redemption at our option.

Par Redemption:	At any time on or after September 15, 2023, in the case of the 2023 Notes, and June 15, 2043, in the case of the 2043 Notes, in whole or in part, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date. The 2016 Notes are not subject to redemption at our option.

Special Acquisition Redemption:	If (i) the Company does not consummate the acquisition of ARINC Incorporated on or before May 31, 2014 or (ii) the merger agreement with respect to such acquisition is terminated on or prior to such date, the Company will redeem the 2016 Notes and the 2043 Notes at 101% of the aggregate principal amount of the notes to be redeemed.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running	Citigroup Global Markets Inc.
Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, Standard & Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This pricing term sheet supplements the preliminary prospectus supplement issued by Rockwell Collins, Inc. on December 11, 2013 relating to its prospectus dated December 11, 2013.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.